

2024 REPORT

CODAworx

CODA worx

Marketplace for the Public Art Industry

Connecting business sectors within a global and growing industry

LETTER

Dear investors,

Dear CODAworx investors, Thank you for supporting our efforts to launch a new publication: The Economic Power of Public Art! Because of your investment, we were able to send this powerful statement on the critical impact of placemaking art out into the world. This book, which documents the important impact of art in our communities with data and case studies, has led to a second annual publication that will be published in April. Your belief in our mission to demonstrate the power of public art to change the world, means so much and we are proud to count you as shareholders in CODAworx!

We need your help!

Support public art in your communities and workplaces!

Support public art in your communities and workplaces.

Sincerely,

Toni Sikes

CEO and Founder

Jed Roher

Director

Ilene Shaw

Executive Director

Phil Ouelette

Director

How did we do this year?

REPORT CARD



☺ The Good

CODAworx launched a new SaaS platform that gives us the potential of substantial growth in membership.

Published the first in an annual series of books focused on the economics of the public art industry.

Began negotiations with an international electronics company for the licensing of image and video content in 2025.

☹ The Bad

The new platform that was developed and launched in October 2024 cost twice what was budgeted, substantially increasing company debt.

The new platform still has substantial quality issues, which the company is slowly working through.

CODAworx lost our Chief Operating Officer, a position that remains unfilled to date.

2024 At a Glance

January 1 to December 31



$772,359 +18%
Revenue



-$233,254
Net Loss



$650,347 [12%]
Short Term Debt



$539,348
Raised in 2024



$4,192

Cash on Hand
As of 03/17/25

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

$652,840

$772,359

-$204,965

-$233,254

2023   2024

Net Margin: -30%   Gross Margin: 67%   Return on Assets: -115%   Earnings per Share: -$0.02

Revenue per Employee: $128,727   Cash to Assets: 1%   Revenue to Receivables: 9,140

Debt Ratio: 809%

⬚ Wefunder_Financial_Report_from_Art_Commission_5Apr25.pdf

We  Our 80 Investors

Thank You For Believing In Us

Gerry Hays	Jeff Garcia	Toni Sikes	Phil C Ouellette	James Faumuina	Shailesh PARIKH
Hatem Rowaihy	Nina Amter-Moore	Tim Erdman	Cynthia Haffey	Sai Kumar Yerubandi	Rosa Cruz
Matthew Parsons	Gmk International LLC	Kristie GoForth	Kiyoko Osone	Keiko Sutton	Sean Winner
Brian Klais	Tom Aageson	Nick Zhang	Jeanan Yasiri Moe	Caroline Folkenroth-...	Anthony Rose
David Rockefeller, Jr.	Felix Vayssieres	Lester Sanders	Kathleen Falk	Briony Jean Foy	Scott Erdman
Paul Karch	Libby Carruth	Jeremy Crandell	Sara Lindholm	Katya Vinnikova	Ixchel Suarez
Cynthia Thompson	Vicki Murphy	I Was Here Project...	Lee Shaw	Anne Patterson	Jennifer Seay
Ben Blaney	Karin Wolf	Laura Militzer Bryant	Joseph O'Connell	Elizabeth Turk	Alex Kaufman
Matthew Peterson	James Dahlberg	Peter J TROPMAN	Shuli Sade	Ann Sheffer	Jonathan Tarry
Spencer Raymond	Jim Gallucci	Barbara Tober	Rebecca Splitt	Debra J Simon	Jose Dos Santos
Brett Barney	Stefan Reiss	Danny Andersen	Joshua Chodniewicz	Paul Blaise Gaston	Norah De Bekker
Paula Stoeke	Judy Sutton Moore	Gavin Downey	Stephen Kishel	Helene Steene	Stephen Arnold

Thank You!

From the CODAworx Team



Toni Sikes

CEO and Founder

Extensive experience as an entrepreneur, worked in VC and investment banking, and founded four companies; Spent her career developing companies that market...



Suzanne Ball

Director of Art Partnerships

Veteran business development professional, Suzanne aligns corporate clients with branding opportunities. She also directs...



Sally Kraus

Director of Member Services

Formerly a television commercial producer, Sally has spent the last 20 years working closely with artists and other...



Matt Peterson

Strategic Advisor

Has led businesses delivering digital tools and services to creative professionals ranging from design engineers to...



Jenifer Wetterau

Content Manager

Experienced marketer with a background in the art, music, and entertainment industries, specializing in all things digital...



Sebastian Norback

Office Manager

Painter and fitness enthusiast. Sebastian runs the CODAworx RFP Opportunity page, and has years of project management...



Kristian Petrov Iliev

Marketing Manager

An ardent art advocate fluent in Bulgarian. As an author, creative, and the former Assistant Director of Marketin...





Matthew Bowden

Design Manager

Specializing in graphic design, content production and user experience design, spearheads platform improvements as well...

Details

The Board of Directors

Director	Occupation	Joined
Jay Handy	Financial Advisor @ Signal Point Asset Management	2019
Toni Sikes	CEO of CODAworx/The Art Commission LLC @ The Art Commission, LLC	2012
Ilene Shaw	Executive Director of NYCxDESIGN, CEO of Shaw Productions @ NYCxDESIGN	2019
Jed Roher	Chief Legal Officer @ Delta Dental	2018
Phil Ouelette	Director of Marketing @ Applied Tech, EOS Implementer	2022

Officers

Officer	Title	Joined
Toni Sikes	CEO	2012

Voting Power ❓

No one has over 20% voting power.

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
07/2013	$1,240,721	Common Stock	Regulation D, Rule 506(b)
08/2013	$400,000	Common Stock	Regulation D, Rule 506(b)
12/2014	$200,000	Common Stock	Regulation D, Rule 506(b)
12/2015	$391,226	Common Stock	Regulation D, Rule 506(b)

[illegible]	[illegible]	Common Stock	Regulation D, Rule 506(b)
02/2016	$325,000		Other
05/2016	$400,000	Common Stock	Regulation D, Rule 506(b)
11/2017	$509,761	Preferred Stock	Regulation D, Rule 506(b)
01/2019	$50,000		Other
02/2019	$250,000	Preferred Stock	Regulation D, Rule 506(b)
10/2020	$500,000		Other
12/2022	$55,000		Other
06/2023	$52,500		Other
06/2023	$4,456		Other
04/2024	$145,056		4(a)(6)
08/2024	$100,000		Other
10/2024	$100,000		Other
12/2024	$194,292		Other

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
11/01/2017	$509,761	4.0%	20.0%	None	11/03/2023
02/02/2019	$250,000	0.0%	20.0%	None	09/01/2020

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Wisconsin Economic Development Corporation	02/24/2016	$325,000	$251,161	2.0%	02/01/2028	
Toni Sikes	01/22/2019	$50,000	$53,571	0.0%		Yes
SBA	10/08/2020	$500,000	$538,510	3.75%	05/27/2050	
Toni Sikes	12/31/2022	$55,000	$55,000	0.0%		Yes
Toni Sikes	06/30/2023	$52,500	$52,500	0.0%		Yes
Toni Sikes	06/30/2023	$4,456	$4,456	0.0%		Yes
Toni Sikes	08/20/2024	$100,000	$50,000	0.0%	08/20/2030	Yes
Summit Credit Union	10/03/2024	$100,000	$100,000	7.75%	10/03/2025	Yes
Customer Analytics	12/31/2024	$194,292	$194,292	6.0%	12/31/2028	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series A Preferred Units	2,631,950	2,631,950	No
Class D Unit	3,374005	3,374,005	No

Class D Unit	[illegible]	[illegible]	No
Class C Unit	444,450	444,450	No
Class B Unit	1,500,000	1,500,000	No
Class A Unit	5,832,218	5,832,218	No

Warrants: 287
Options: 0

Form C Risks:

Insufficient Capital.
The Company’s capital is limited. Unless future capital is raised in future offerings, the Company may be unable to carry out its business plan. If such circumstances occur, there can be no assurance that other funds will be available.

Reliance on Management Team.
Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

General Economic Conditions.
The Company will be subject to factors affecting business generally, and public art commissions specifically, such as general economic conditions, increasing government regulatory activity, consumer sentiments and competition. The Company believes that the estimates prepared by them as to capital and personnel required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates.

No Assurance of Profit.
There can be no assurance that the investments of the Company will be profitable or that any dividends or other distributions will be paid to the investors. An investment in the Company is a long-term commitment and there is no assurance of any distribution to the investors prior to or upon liquidation of the Company.

Illiquidity.
No market in the Company's stock is expected to develop. In light of the fact that the Company's units is not tradable, an investment in the Company is an illiquid investment. Investments in the Company's equity should therefore be considered only by investors financially able to maintain their investment for an extended period of time and who can afford a loss of all or a substantial part of their investment. The Company has no current plans to be acquired or to sell its securities in a public offering.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor’s investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and [illegible]

objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's

book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

unrelated third party valuations of our common unit;
the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common unit;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

The Art Commission LLC

Wisconsin Limited Liability Company
Organized January 2012
6 employees
151 E. Wilson St, #501
Madison WI 53703 https://www.codaworx.com

Business Description

Refer to the CODAworx profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

CODAworx is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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